Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: April 9, 2013

April 9, 2013

Dear Team,

The process of merging two large companies is a complex one with many steps to be completed before our transaction can be closed. I want to share with you several significant milestones that we have reached.

First, OfficeMax and Office Depot today announced the members of a committee tasked with overseeing the process to select a CEO for the combined company. OfficeMax Board Member Jim Marino, former President and CEO of Alberto Culver Company, and Office Depot Board Member Nigel Travis, CEO of Dunkin’ Brands Group and President of Dunkin’ Donuts, will co-chair the selection committee. The other members are Rakesh Gangwal, Non-executive Chairman of the Board of OfficeMax; OfficeMax director Francesca Ruiz de Luzuriaga; and Office Depot directors Tom Colligan and Marty Evans.

The committee will oversee a comprehensive search process that will consider both myself and Neil Austrian, Chairman and CEO of Office Depot, as well as external candidates. The committee’s objective remains to select the CEO for the combined company at or prior to the closing of the transaction. I have every confidence in this process and believe the committee will make the appropriate decision at the right time.

Second, OfficeMax and Office Depot also today announced the selection of key executives from both companies who will oversee the integration planning process for the combined company. Neil and I will provide overall sponsorship and stewardship of the integration planning process. Together, we have appointed OfficeMax Executive Vice President, Chief Financial Officer and Chief Administrative Officer Bruce Besanko and Office Depot Executive Vice President and Chief Financial Officer Mike Newman to co-chair the integration planning process, with the shared objective of mutually developing an integration plan designed to ensure a smooth and productive transition, and capture the critical cost synergies over the next several years.

The formation of the CEO selection committee and launch of our integration planning process represent important steps forward in achieving our vision of an $18 billion global office solutions company.

We also passed some key regulatory milestones with today’s registration statement filing on Form S-4, including the parties’ joint proxy statement, and yesterday’s receipt of the anticipated Request for Additional Information and Documentary Materials (“Second Request”) from the Federal Trade Commission (“FTC”) in connection with the proposed merger.

All of these items are consistent with our expectations for the merger process. The Form S-4/Joint Proxy filing provides important business and financial information about the companies, the proposed merger of equals and related matters. The Second Request allows the FTC to obtain additional information from the merging parties. OfficeMax and Office Depot intend to respond promptly and to continue working cooperatively with the FTC. We also continue to expect the transaction to close by the end of the calendar year 2013, subject to stockholder approval from both companies, the receipt of regulatory approvals and other customary closing conditions.

Clearly, work on the merger is progressing. Filing the Form S-4/Joint Proxy was an achievement that required an immense amount of teamwork between the OfficeMax and Office Depot Legal and Finance teams. Responding to the FTC’s Second Request will require an equal level of cooperation and I know that both sides are up to the task.

In the coming months, the very important integration planning process will get underway and special shareholder meetings for both companies will be held for purposes of voting to approve the merger. We will keep you updated when there is news to share but I want to assure you that there is much productive activity underway.

As this merger-related work continues, I appreciate your diligence specific to our 2013 business objectives. We will continue to aggressively pursue our strategic plan, and will continue to need talented people to help us execute on those plans. We have had some wonderful recent successes including the opening of our first OfficeMax Business Solutions Center. I know there are many more exciting achievements to come.

Thank you for all that you do.

Onward and Upwards,

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a preliminary prospectus of Office Depot. The registration statement has not yet become effective. OfficeMax and Office Depot plan to mail the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-7878.

PARTICIPANTS IN THE SOLICITATION

OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in the companies’ other filings with the SEC.